FNB CORP.
        Post Office Box 1328, Asheboro, North Carolina 27204 (919) 626-8300



                                                     February 2, 1998

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re: FNB Corp.
      Registration Statement on Form S-4
      Registration No. 333-34575

Ladies and Gentlemen:

Pursuant to Rule 477 of the Regulations of the Securities and Exchange Commission, FNB Corp., a North Carolina corporation (the "Registrant"), hereby makes application for the consent of the Commission to the withdrawal of the Registrant's Registration Statement on Form S-4 (Registration No. 333-34575) filed with the Commission on November 10, 1997.

The Registration Statement related to common stock of the Registrant proposed to be issued in connection with the merger of Home Savings Bank of Siler City, Inc., SSB (the "Savings Bank") with and into the Registrant's wholly owned banking subsidiary pursuant to the terms of an Agreement and Plan of Reorganization and Merger dated as of June 3, 1997 (the "Merger Agreement"). The Savings Bank has terminated the Merger Agreement and the proposed merger as described in the Registration Statement will not occur. Accordingly, the Registrant respectfully requests that the Registration Statement be withdrawn.

If you have any questions or need any additional information,  please call Doris
R. Bray or Dan T. Barker, Jr. of the Registrant's corporate counsel, Schell Bray Aycock Abel & Livingston P.L.L.C. at 336/370-8800.

                                       Sincerely yours,

                                       FNB CORP.

                                      /s/Michael C. Miller

                                      Michael C. Miller
                                      President and Chief
                                      Executive Officer
MCM/sb